April 24, 2019

John Climaco
Chief Executive Officer
CNS Pharmaceuticals, Inc.
2100 West Loop South, Suite 900
Houston, TX 77027

       Re: CNS Pharmaceuticals, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 28, 2019
           File No. 377-02562

Dear Mr. Climaco:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on March 28, 2019

Table of Contents, page i

1. Your statements that you have not independently verified third party data, internal surveys, industry forecasts and market research may imply an inappropriate disclaimer of responsibility with respect to the third party information. You also state that forecasts are particularly likely to be inaccurate. Please either delete these statements or specifically state that you are liable for such information.
 John Climaco
FirstName LastNameJohn Climaco
CNS Pharmaceuticals, Inc.
Comapany NameCNS Pharmaceuticals, Inc.
April 24, 2019
April 2 2019 Page 2
Page 24,
FirstName LastName
Prospectus Summary
Overview , page 3

2. We note your statement that Berubicin is shown to cross the blood brain barrier and potently target brain cancer cells, and if approved by the FDA would offer the only anthracycline effective against brain cancer. In addition, we note your statements that you believe Berubicin has unique characteristics that may make it a safe and effective treatment for glioblastoma and based on your review of previous clinical studies, you believe Berubicin has a greater potential for efficacy and safety in glioblastoma than currently available therapies. We further note your disclosure on page 32 that Berubicin is more potent as an inhibitor of cell growth and inducer of apotosis than doxorubicin, which is an FDA-approved drug. Determinations of safety and efficacy are within the sole authority of the FDA. Given the early stage of your clinical trials, it is premature for you to suggest that Berubicin is or will be determined to be safe and effective. Please revise your disclosure accordingly.
3. We note your reference to "meaningful results" from a Phase 2 clinical trial in adults.
         Please revise this disclosure to remove any suggestion that you will or expect to receive positive data in your planned clinical trials. Please similarly revise your disclosure on page 37 that you will follow a "successful path already demonstrated by Realta."
4. We note your disclosure here and elsewhere that you are currently operating under an extension period for the HPI License. Please clearly disclose the expiration date of the extension period, including what will happen if you have not raised at least $7.0 million by such date. Please also clearly state that your ability to meet the HPI License requirements is dependent on the success of this offering, to the extent accurate.
5. We note your disclosure that you have obtained 100g of Berubicin, but it is nine years old and there is no guarantee the FDA will grant you permission to use it. Please add risk factor disclosure explaining the material impact to the company if you are not able to use the Berubicin.
Implications of Being an Emerging Growth Company, page 4

6. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 John Climaco
FirstName LastNameJohn Climaco
CNS Pharmaceuticals, Inc.
Comapany NameCNS Pharmaceuticals, Inc.
April 24, 2019
April 3 2019 Page 3
Page 24,
FirstName LastName
Risk Factors
If we do not complete the maximum offering..., page 9

7. Please revise this risk factor to indicate that this is a firm commitment offering, as disclosed in the Plan of Distribution section. Please similarly revise the disclosure on the registration statement cover page that you are offering "up to" a specified amount of shares.
Use of Proceeds, page 22

8. We note your disclosure that you intend to use the proceeds of the offering to fund your
         Phase 2 "trials" for Berubicin and that you expect to require an additional $7.0 million to complete the Phase 2 "trial" for Berubicin. Please revise your disclosure to state how far the proceeds of the offering will allow you to proceed with the development of Berubicin.
         Please also disclose the sources of other funds needed to reach regulatory approval and commercialization. Refer to Instruction 3 to Item 504 of Regulation
S-K.

Capitalization, page 23

9. This disclosure indicates it is presented in thousands which does not appear to be the case. Also, the amount of cash should not be included in total capitalization. Please revise as necessary.
Business
Market for Cancer Drugs and Berubicin, page 31

10. We note your disclosure that you believe preclinical and clinical data demonstrates that
         Berubicin can cross the blood-brain barrier. Please revise this discussion to place your conclusion in appropriate context by clearly stating that your observations to date are based on limited data. Please also remove the statement that this characteristic means it is potentially effective, as the efficacy of the treatment is dependent on multiple factors and is a determination which can be made solely by the FDA.
The Berubicin Clinical Therapeutic Opportunity, page 31

11. Please provide context in each instance that you discuss the one durable complete response observed in the 2009 clinical trials, including the number of patients in the study.
Berubicin Clinical Trial, page 34

12. Please explain what it means that one patient in Group A received an "unconfirmed"
         partial response. Please also tell us the number of patients enrolled in Group C, and if all patients either discontinued prior to evaluation or were evaluated as having progressive disease. Please also tell us how you determined that a 44% control response rate was observed, including what is meant by a control response rate, as disclosed on page 33.
 John Climaco
CNS Pharmaceuticals, Inc.
April 24, 2019
Page 4
Intellectual Property, page 38

13. Please revise your disclosure to discuss all of your material patents, including the scope, relevant jurisdictions and expiry dates. Refer to Item 101(c)(1)(iv) of Regulation S-K.
License Agreements, page 43

14. Your license agreement with Houston Pharmaceuticals, Inc. (HPI) and your asset purchase agreement with Reata Pharmaceuticals, Inc. appear to be material contracts. Please expand your disclosure here or in another appropriate section to include all of the material terms of these agreements, including financial terms, term and termination provisions.
General

15. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
       Please note that we may have comments regarding this material.
       You may contact Lisa Vanjoske at 202-551-3614 or Jim Rosenberg at 202-551-3679 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameJohn Climaco
                                                             Division of
Corporation Finance
Comapany NameCNS Pharmaceuticals, Inc.
                                                             Office of
Healthcare & Insurance
April 24, 2019 Page 4
cc:       Cavas S. Pavri, Esq.
FirstName LastName